1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

March 23, 2016

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)

File Nos. 333-37115, 811-08399

Dear Ms. Miller:

In a telephone conversation on February 2, 2016 with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 80 (“PEA 80”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 82 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on December 14, 2015. PEA 80 was filed to register Administrative Class, Advisor Class, Institutional Class, and Class M shares of the PIMCO Income Portfolio, a new series of the Registrant (the “Portfolio”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 80.

Prospectus

Comment 1: The Portfolio’s fee table does not include actual fee rates. Please submit a completed fee table via correspondence to the Staff prior to the definitive filing. In your response, please address why fee rates are not included in the 485(a) filing as the Staff views this as material information.

Response: As requested, completed fee tables were submitted as correspondence on February 24, 2016 prior to the definitive filing for the Portfolio. We note that it is common industry practice to omit this information from a preliminary filing made for the purpose of registering a new series in favor of including such information in the definitive filing, and this has been the Registrant’s long-standing practice for many years. As of the date of PEA 80, the Registrant’s Board of

Amy Miller March 23, 2016 Page 2

Trustees had not yet approved the actual fees for the Portfolio; such approval occurred only days prior to the Portfolio’s definitive filing, which means there were no Board-approved fees to be included in PEA 80. For all of these reasons, the Registrant respectfully asserts that its long-standing practice of omitting fee information from preliminary filings in favor of including such information in a definitive filing is appropriate.

Comment 2: Footnote 2 to the fee table discloses a contractual fee waiver related to organizational expenses of the Portfolio. Confirm that the contractual fee waiver is scheduled to remain in effect for at least one year following the effective date of the Portfolio’s registration statement. Also, confirm that PIMCO cannot recoup fees waived pursuant to the fee waiver agreement following termination of the agreement.

Response: We hereby confirm that the Expense Limitation Agreement has an initial term such that it is scheduled to remain in place for at least one year following the effective date of the Portfolio’s prospectus.

In addition, pursuant to the terms of the Expense Limitation Agreement between the Registrant and PIMCO, the Organizational and Trustee Fee Expenses for each Class of the Portfolio are annualized monthly as of the last day of the month. If the annualized Organizational and Trustee Fee Expenses of a Class of the Portfolio for any month exceed the Organizational and Trustee Fee Expense Limit (as defined in the Expense Limitation Agreement) of such Class, PIMCO must waive or reduce its Supervisory and Administrative Fee for such month, or reimburse the Portfolio, by an amount sufficient to reduce the Class’s annualized Organizational and Trustee Fee Expenses below the Organizational and Trustee Fee Expense Limit for that month. If in any month the estimated annualized Organizational and Trustee Fee Expenses of any Class of the Portfolio for that month are less than the Organizational and Trustee Fee Expense Limit, PIMCO is entitled to reimbursement by the Portfolio of any Supervisory and Administrative Fees waived or reduced pursuant to the Expense Limitation Agreement (the “Reimbursement Amount”) during the previous 36 months, to the extent that the Class’s annualized Organizational and Trustee Fee Expenses plus the amount so reimbursed does not exceed, for such month, the Organizational and Trustee Fee Expense Limit. Accordingly, we believe the 36 month recoupment provision in the Expense Limitation Agreement is adequately described in the Registrant’s registration statement and that it is consistent with the Staff’s comment given that PIMCO may only recoup expense reimbursements within a 36 month period following the expense reimbursement.

Comment 3: Confirm the effect of the organizational expense fee waiver arrangement is only reflected in Year 1 of the expense example.

Amy Miller March 23, 2016 Page 3

Response: We hereby confirm that the reduced Portfolio expenses attributable to the Expense Limitation Agreement are reflected only in Year 1 of the Portfolio’s Expense Example, not Year 3.

Comment 4: The Principal Investment Strategies states: “The Portfolio will seek to maintain a high and consistent level of dividend income by investing in a broad array of fixed income sectors and utilizing income efficient implementation strategies.” Consider revising “utilizing income efficient implementation strategies” to a plain English explanation of what is meant.

Response: Comment accepted. The Registrant has revised the first paragraph in the Principal Investment Strategies section in response to the Staff’s comment to more clearly explain the Portfolio’s investment strategy, incorporating the following revised disclosure:

The Portfolio will seek to maintain a high and consistent level of dividend income by investing in a broad array of fixed income sectors and utilizing strategies that seek to optimize portfolio income (i.e., strategies that prioritize current income over total return).

Comment 5: The Characteristics and Risks of Securities and Investment Techniques—Investment Selection section states: “The Portfolio seeks maximum total return.” This appears to be inconsistent with the Portfolio’s primary investment objective to “maximize current income.” Please revise.

Response: Comment accepted. This sentence has been deleted for consistency with the Portfolio’s primary investment objective.

Comment 6: The Characteristics and Risks of Securities and Investment Techniques—Variable and Floating Rate Securities section states the Portfolio “may also invest, without limitation, in RIBs.” Please confirm that “RIBs” is defined within the registration statement and, if not, please include discussion of what constitutes “RIBs.”

Response: Comment accepted. The references to “RIBs” have been removed from the registration statement and replaced with “residual interest bonds” for clarifying purposes. Residual interest bonds are a type of inverse floater, and are a component of tender option bond programs in which the Portfolio may invest.

Comment 7: The registration statement indicates that the Portfolio is “jointly managed” by two portfolio managers. Please revise this statement to describe the team as “jointly and primarily” responsible for the day-to-day management of the Portfolio, which more closely tracks the applicable instruction in Form N-1A. Alternatively, if applicable, identify the lead portfolio manager.

Amy Miller March 23, 2016 Page 4

Response: We hereby acknowledge that the Portfolio’s two portfolio managers are jointly and primarily responsible for the day-to-day management of the Portfolio’s portfolio within the meaning of instruction 2 to Form N-1A Item 5(b). Furthermore, we note that the Portfolio does not have a “lead” portfolio manager.

Unlike, for example, Form N-1A Item 3, neither Item 5(b) nor the instructions thereto prescribes specific language to be used in identifying the person or persons “employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” Rather, Item 5(b) provides only that the registrant is to “[s]tate the name, title, and length of service of [such] person or persons”. The Registrant believes its current formulation is responsive to Item 5(b) and the instructions thereto and is the most accurate description of the portfolio managers’ role in managing the Portfolio. Accordingly, no changes have been made in response to this comment.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 80 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Variable Insurance Trust

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

March 23, 2016

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 80 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 82 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on December 14, 2015 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
President

cc:	Douglas P. Dick

Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan G. Leshaw